16003504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-66420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PALAFOX TRADING LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Palafox Trading LLC (the "Company"), as of December 31, 2015, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny   Date: 2/19/16

Patricia Stasny, Global Controller of Citadel LLC

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/18

Barbara A. Horne, Notary Public
February 19, 2016

pwc

Report of Independent Registered Public Accounting Firm

To Management of Palafox Trading LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Palafox Trading LLC at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2016

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash and cash equivalents	$	114,287
Securities purchased under agreements to resell		884,229
Receivable from brokers, dealers, and clearing organizations		270,901
Receivable from affiliate		586
Other assets		187
Total assets	$	1,270,190

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	888,334
Payable to brokers and dealers		249,992
Payable to affiliates		219
Other liabilities		228
Total liabilities		1,138,773
Member's capital		131,417
Total liabilities and member's capital	$	1,270,190

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(Expressed in U.S. dollars in thousands)

(1) Organization:

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of the Securities Investor Protection Corporation, and a clearing member of the Fixed Income Clearing Corporation ("FICC") and LCH RepoClear ("LCH").

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. Citadel Kensington Global Strategies Fund Ltd., through its holding company KGSF Offshore Holdings Ltd. ("KGOH"), Citadel Wellington LLC ("Wellington"), Cyprus Investment Fund LLC ("CYFC"), Cyprus Investment Fund Ltd., through its holding company CYFD Offshore Holdings Ltd. ("CYHD"), Citadel Global Fixed Income Fund Ltd., through its holding company GFID Offshore Holdings Ltd. ("GFOH"), and Citadel Global Fixed Income Fund LLC ("GFXC") are the shareholders and ultimate beneficiaries of GFIL.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel LLC, an affiliate of CALC, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash and cash equivalents are held at various global financial institutions.

(2) Summary of Significant Accounting Policies, Continued:

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments

The Company measures and reports derivative financial instruments ("Financial Instruments") at fair value, as determined by CALC. Financial Instruments are generally characterized by the geographies/ time zone(s) of trading. The fair value is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CALC. Valuations are not changed

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CALC may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CALC believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between knowledgeable, willing parties, at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CALC determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Regardless, however, of the valuation technique and

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CALC taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CALC may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CALC represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CALC or CALC may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instrument or who is engaged by CALC to value such Financial Instrument. CALC's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major class of assets to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Derivative assets and derivative liabilities
Over-the-counter ("OTC") derivative financial instruments
Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include foreign exchange rates and/or foreign exchange forward points. These instruments are categorized within level 2 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Derivative assets and derivative liabilities, continued
OTC derivative financial instruments, continued

Also, to be consistent with industry practices, the Company's valuation of OTC derivative financial instruments is generally based on discounting in local currency at the overnight index swap rate.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. NTHFS performs a monthly detailed price verification process on substantially all Financial Instruments. The price verification methods for Financial Instruments across all levels within the fair value hierarchy performed by NTHFS include one or more of the following, as applicable:

External Price Comparison
Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, SuperDerivatives, MarkIt, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used, greater priority is generally given to executable quotations.

Back-testing
Values realized upon trades executed by the Company or its affiliates are used to corroborate the valuation of Financial Instruments.

Each month, NTHFS produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2015
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Other Financial Instruments

CALC estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017. The Company is still evaluating the effect of the updated guidance on the Company's financial condition and regulatory requirements.

(4) Income Taxes:

The Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, and certain state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions; its filed returns are open under the normal three-year statute of limitations and therefore subject to examination by tax authorities. At December 31, 2015, the Company has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2015, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

At December 31, 2015, the Company had income taxes payable of $65, which is included in other liabilities on the statement of financial condition.

The Company has determined that, as of December 31, 2015, there are no temporary differences between the GAAP and tax bases of assets and liabilities that would result in deferred income tax assets or liabilities.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions:

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2015, the Company had reverse repurchase and repurchase agreements with affiliates (Note 6) and non-affiliates.

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2015, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

As of December 31, 2015, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $4,169,810. Also as of December 31, 2015, the Company had repurchase agreements with collateral posted having a fair value of $4,169,810. The fair value of the collateral obtained and posted includes accrued coupon interest. The Company also pledged net cash collateral of $152 to GFIL and $256 to FICC. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company or counterparties' gross exposure.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2015. Refer to Note 9 for information relating to offsetting of derivatives.

	Assets as of December 31, 2015					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][4]	Net Exposure
Assets						
Securities purchased under agreements to resell	$ 4,159,434	$ (3,275,205)	$ 884,229	$ (644,574)	$ (239,655)	$ —

	Liabilities as of December 31, 2015					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][4]	Net Exposure
Liabilities						
Securities sold under agreements to repurchase	$ 4,163,539	$ (3,275,205)	$ 888,334	$ (644,574)	$ (243,760)	$ —

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition. The fair value of financial instruments includes securities purchased or sold under the agreements, accrued coupon interest and cash collateral, where applicable.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements by remaining contractual maturity and class of collateral pledged.

	As of December 31, 2015 Remaining Contractual Maturity		
	Overnight and Open	2-30 days	Total
Securities sold under agreements to repurchase (1)			
U.S. government securities	$ 1,979,441	$ 2,184,250	$ 4,163,691
Financing interest receivable			(152)
Gross amount presented in the offsetting table above			$ 4,163,539

(1) Amounts presented on a gross basis, prior to netting.

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses paid by Citadel LLC, on behalf of the Company. As of December 31, 2015, the Company had a payable to Citadel LLC of $190, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, a proportionate share of expenses incurred by KGOH, Wellington, CYFC, CYHD, GFXC and GFOH for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2015, the Company has payables to KGOH, Wellington, CYHD, GFXC, and GFOH of $13, $7, $1, $1, and $7 respectively, which are included in payable to affiliates on the statement of financial condition.

Repurchase and Reverse Repurchase Agreements

During 2015, the Company entered into repurchase and reverse repurchase agreements with GFIL. As of December 31, 2015, the Company had repurchase and reverse repurchase agreements with GFIL with a gross contract value of $1,959,971 and $2,199,614, respectively. These amounts are netted by $1,637,690 on the statement of financial condition. Additionally, as of December 31, 2015, the Company had a financing interest receivable of $82 and a financing interest payable of $70 related to repurchase and reverse repurchase agreements with GFIL, respectively. These amounts are netted by $88 on the statement of financial condition. The Company pledged securities collateral with a fair value of $1,963,034, and received securities collateral with a fair value of $2,206,776 with regard to these transactions. The fair value of the collateral pledged and received includes accrued coupon interest.

(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties, Continued:

Repurchase and Reverse Repurchase Agreements, Continued

As of December 31, 2015, the Company provided GFIL with cash collateral of $152 related to repurchase and reverse repurchase agreements. The amount is included in receivable from affiliate on the statement of financial condition.

Additionally, in relation to repurchase and reverse repurchase transactions during the year, the Company earned and incurred charges relating to failed delivery of securities. As of December 31, 2015, the Company had a receivable from GFIL of $101, which is included in receivable from affiliate on the statement of financial condition.

The Company is compensated for financing services provided to GFIL, based on a comparable profits model in accordance with applicable transfer pricing regulations under the Internal Revenue Code. As of December 31, 2015, the Company had a receivable from GFIL of $333, which is included in receivable from affiliate on the statement of financial condition.

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(7) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations:

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2015, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 249,433	$ 249,992[1]
Net receivables from clearing organizations	13,184	—
Net receivables from brokers and dealers	8,284	—
Net receivables/payables from/to brokers, dealers, and clearing organizations	$ 270,901	$ 249,992

(1) Amount represents payable to GFIL for securities failed to receive.

(8) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk and other risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments and the securities collateral pledged and/or received under repurchase and reverse repurchase agreements. Categories of

(8) Risk Management, Continued:

Market Risk, Continued

market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

Off-Balance Sheet Risk

The Company enters into derivative transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The Company seeks to reduce its exposure to credit risk associated to counterparty nonperformance by entering into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to demand collateral as well as to liquidate collateral and offset receivables and payables covered under the same master agreement in the event of counterparty default. The Company generally enters into OTC derivative financial instrument transactions only with major financial institutions, in an effort to limit OTC credit risk. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at various financial institutions, which typically exceeds government sponsored insurance coverages, also subjects the Company to a concentration of credit risk. CALC attempts to mitigate the credit risk that exists with these deposits by, among other factors, maintaining those deposits pursuant to segregated custodial arrangements, where possible.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S.

(8) Risk Management, Continued:

Currency Risk, Continued

currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Other Risks

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse.

The Company's derivative agreement contains trigger provisions linked to the Company failing to maintain a predetermined level of net asset value or member's capital over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause the termination and net settlement of obligations under the Company's outstanding bilateral transactions. As of December 31, 2015, the Company was in compliance with these trigger provisions. CALC attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses (FICC and LCH). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Commitments

The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2015, the Company had commitments relating to its unsettled forward

(8) Risk Management, Continued:

Commitments, Continued

starting repurchase and reverse repurchase agreements of $845,875 and $845,875, of which $549,250 and $296,625 are with GFIL, respectively. At December 31, 2015, these forward starting repurchase and reverse repurchase agreements each had a settlement date of January 4, 2016.

(9) Derivative Financial Instruments:

Derivatives are financial instruments that derive their value from underlying asset prices, indices, reference rates, or other inputs, or a combination of these factors and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. OTC derivatives can be cleared and settled through central clearing counterparties, while others are bilateral contracts between two counterparties ("Bilateral OTC").

The Company may enter into derivative financial instruments in the normal course of its business to manage various underlying exposures for risk management purposes. An example of the use of derivative financial instruments for risk management purposes is currency derivatives to manage potential foreign currency exchange rate risks on its assets and liabilities. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CALC believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty is limited to the Company's net unrealized gains (losses) on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to credit support agreements, less any collateral transferred to the Company by such counterparty pursuant to credit support agreements. These amounts are recorded on a net basis by counterparty by the Company on the statement of financial condition when the Company has executed netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative netting agreements. Initial margin pledged by the Company to the counterparty under derivative netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty.

Forwards are contracts that commit counterparties to purchase or sell currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

(Expressed in U.S. dollars in thousands)

(9) Derivative Financial Instruments, Continued:

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2015, respectively. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

	Fair Value as of December 31, 2015 and the Quarterly Average Notional for the Year Ended December 31, 2015	
	Derivative Assets	
	Fair Value	Notional
Gross derivative contracts		
Bilateral OTC		
Forwards [1]		
Foreign exchange contracts	$ 96	$ 9,030
Total gross derivative contracts [2]	96	$ 9,030
Amounts that have been offset in the statement of financial condition [3][4]	—	
Net derivative contracts	96	
Amounts that have not been offset in the statement of financial condition [3]	—	
Net exposure	$ 96	

(1) Included in receivable from brokers, dealers, and clearing organizations on the statement of financial condition.

(2) Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

(3) Amounts relate to master netting arrangements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

(4) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(Expressed in U.S. dollars in thousands)

(10) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2015, net capital was $130,440 in excess of the required minimum net capital.

Effective January 29, 2015, FINRA granted the Company an exemption from Rule 15c3-3 based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 19, 2016, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements.